UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-27545

 (Check One): [X] Form 10-K   [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q   [_] Form N-SAR
[_] Form N-CSR

For Period Ended:    June 30, 2010

[_]  Transition Report on Form 10-K
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q
[_]  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

QUICK-MED TECHNOLOGIES, INC.
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Full name of registrant:

N/A
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Former name if applicable:

902 N.W. 4th Street
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Address of principal executive office (Street and number):

GAINESVILLE, FLORIDA 32601
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City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

½ ½ ½ ½ [ X ] ½ ½ ½ ½ ½	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The SEC's EDGAR website indicates that the Company's June 30, 2010 Form 10-K Annual Report (the "Annual Report") was filed after 5:30 p.m. on September 28, 2010.  While the Company believes it properly filed its Annual Report prior to the 5:30 p.m., it is hereby files this NT notice to ensure that the Annual Report has been timely filed.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nam H. Nguyen	(888)	835-2211
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(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  [X] Yes   [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [  ] Yes   [X] No

QUICK-MED TECHNOLOGIES, INC.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2010                                                                                     /s/ Nam H. Nguyen
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                                                                                              Nam H. Nguyen
                           Chief Financial Officer